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RECEIVED

2008 APR 28 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 23, 2008

12(g) No. 82-2636
Symbol CRN-T

PROCESSED
APR 30 2008
THOMSON REUTERS

Underground Drilling Intersects 10.64 g/t Gold over 9.17 metres in the North Zone
QR Mine, British Columbia

April 23, 2008 - Vancouver, British Columbia – Cross Lake Minerals Ltd. (the "**Company**" or "**Cross Lake**") is pleased to announce the completion of the first phase of underground diamond drilling of the North Zone from the bottom of the newly constructed 710 metre decline, which was developed specifically to provide access for drilling. There was a total of 3,443 metres in 24 NQ2 core size underground diamond drill holes completed. The following table summarizes the significant intersections from this initial phase of diamond drilling:

Hole #	From (m)	To (m)	Width (m)	Gold (g/t)
NUG-07-01	89.07	90.30	1.23	**13.61**
NUG-07-02	132.25	134.35	2.10	3.08
NUG-07-03	49.00	50.50	1.50	3.39
	94.00	97.00	3.00	2.46
	101.00	103.00	2.00	**4.01**
NUG-07-06	52.00	58.00	6.00	2.96
NUG-08-08	87.00	93.00	6.00	**6.35**
NUG-08-09	104.00	107.64	3.64	2.50
NUG-08-10	44.17	45.75	1.58	**4.52**
	96.00	98.00	2.00	2.78
NUG-08-11	34.73	43.90	9.17	**10.64**
	96.62	97.70	1.08	**4.98**
NUG-08-16	71.00	73.45	2.45	**6.85**
NUG-08-17	110.33	117.96	7.63	**4.23**
NUG-08-18	120.34	122.81	2.47	**5.06**
NUG-08-20	104.00	107.00	3.00	**4.22**
NUG-08-21	73.00	76.37	3.37	**4.61**
	98.00	102.00	4.00	3.50
NUG-08-22	76.00	82.00	6.00	2.57
	88.00	101.01	13.01	2.99
	Including 90.00	94.00	4.00	**5.38**
NUG-08-24	64.85	66.36	1.51	3.25

Note: Intervals > 4.0g/t Au are bold.

The North Zone, a faulted extension of the Main Zone, had been previously tested by wide spaced surface drilling over a strike length of approximately 600 metres. It is located at a vertical depth of 200 to 400 metres from surface and directly below the QR Mill facilities. The underground drilling program is

.../Cont'd.

Dew 4/28

designed to expand and evaluate in detail the areas of gold mineralization with sufficient grade for the proposed underground development for production. This initial drilling evaluated an area 200 m vertically by 100 m horizontally with drill holes piercing the target mineralization at 40 m centers. The tenure of the gold mineralization and geology intersected to date are matching the geological interpretation and statistical analysis of the historic Main Zone. The area drilled is immediately in front of the decline and will be targeted for development in the future. The North Zone is the largest Zone of mineralization defined on the QR Property and as such has the potential to significantly extend the life of the QR Mine.

The gold mineralization contained within the North Zone is identical to the Main Zone, which was exploited by Kinross, the previous operator of the QR Mine. Approximately 100,000 ounces was mined from the Main Zone, which in size is much smaller than the North Zone. The excellent thickness and grade of the gold intersections from the previous surface and recently completed underground diamond drilling clearly indicates the potential to develop the North Zone. The ongoing drilling and development programs will provide the detailed information necessary for engineering and mine planning. The mineralization on the QR Property is classified as a skarn deposit and the shape of the mineralization is variable. As such, it is difficult to determine the attitude and the true width of the mineralization. Acme Analytical Laboratories Ltd. of Vancouver, B.C. completed all assays by conventional fire assay on a 30 g sample.

Operations at the QR Mine are being conducted under the supervision of the Company's Qualified Persons (as defined by NI 43-101), Tom Colbourne, P.Eng., Vice President of Mining and Jim Miller-Tait, P.Geo., Vice President of Exploration.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

END

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141